September 13, 2016

Orrick, Herrington & Sutcliffe LLP
VIA EDGAR	The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669

+1 415 773 5700
orrick.com
Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission Mail Stop 4628 100 F Street, NE Washington, D.C. 20549	Brett Cooper E bcooper@orrick.com D +1 415 773 5918 F +1 415 773 5759

Re:	PDF Solutions, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 1, 2016 File No. 0-31311

Dear Ms. Blye:

Per my discussion with Daniel Leslie, PDF Solutions, Inc. confirms receipt of the Staff’s comment letter dated August 30, 2016 and intends to respond to your letter no later than September 28, 2016. If you have any questions, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours, /s/ Brett Cooper Brett Cooper

cc:   Gregory Walker
        Rochelle Woodward